May 21, 2009

Division of Corporation Finance
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

Re:          Bluefire Ethanol Fuels, Inc.
Form 8-K Item 4.01
Filed May 11, 2009
File # 000-52361

Dear Ms. Do:

We represent Bluefire Ethanol Fuels, Inc. (“Bluefire” or the “Company”).  By letter dated May 18, 2009 the staff (the “Staff”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Form 8-K filed on May 11, 2009. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.

1.
We note the fourth paragraph of your Item 4.01 Form 8-K.  Please revise your disclosure to state, if true, that you did not consult with DDB for the fiscal years ending December 31, 2008 and 2007, and any subsequent interim period prior to engaging your new accountant; that is, May 5, 2009.  Please revise your disclosure to also disclose whether there was any matter that was either the subject of a disagreement or a reportable event.  Refer to Item 304(a)(2) of Regulation S-K.

Answer: The Company has revised the disclosure in the fourth paragraph to reflect that there was no matter that was either the subject of a disagreement or a reportable event.

2.
We note the disclosure included in the fifth paragraph.  Please revise your disclosure to also disclose, if true, there were no reportable events during the registrant’s two most recent fiscal years and any subsequent interim period through the date of change in accountants.  Refer to Item 304(a)(1)(v) of Regulation S-K.

Answer:  The Company has revised the disclosure in the fifth paragraph to reflect that there were no reportable events during the registrants two most recent fiscal years and the subsequent interim period through the date of change in accountants

3.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

Answer:  The Company has filed an updated letter from its former accountant as Exhibit 16.

The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosures in this filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Joseph M. Lucosky
            JOSEPH M. LUCOSKY